Date	8th March 2002

"For the information of the local market, please find following additional information under Item 4 re notification of major interests in shares (original sent on filing date 07-Mar-2002 ref: 811809-02-000043) filed by BHP Billiton Plc with the London Stock Exchange"

  R V Taylor - Assistant Company Secretary

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.
1.	Name of company BHP BILLITON PLC			2.	Name of shareholder having a major interest THE CAPITAL GROUP COMPANIES
3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18			4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them SEE LIST
5.	Number of shares/amount of stock acquired A NUMBER OF TRANSACTIONS ACCUMULATED IN A NOTIFIABLE EVENT	6.	Percentage of issued class 0.09%	7.	Number of shares/amount of stock disposed	8.	Percentage of issued class

9.	Class of security ORDINARY US$0.50		10.		Date of transaction 1 MARCH 2002	11.	Date company informed 5 MARCH 2002
12.	Total holding following this notification 92,920,638			13.	Total percentage holding of issued class following this notification 4.01%

14.	Any additional information			15.	Name of contact and telephone number for queries INES WATSON 020 7747 3976
16.	Name and signature of authorised company official responsible for making this notification Ines WATSON
Date of notification 5 MARCH 2002

Company Announcements Office, Old Broad Street, London EC2N 1HP

Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 (PLEASE DO NOT POST)

Enquiries: Company Monitoring and Enquiries; UK Listing Authority

As of 1 March 2002
BHP Billiton plc	Number of Shares	Percent of Outstanding
The Capital Group Companies, Inc. ("CG") holdings	92,920,638	4.01%
Holdings by CG Management Companies and Funds:
- Capital Guardian Trust Company	16,902,604.00	0.73%
- Capital International Limited	27,042,149.00	1.17%
- Capital International S.A.	10,254,500.00	0.44%
- Capital International, Inc.	8,131,317.00	0.35%
- Capital Research and Management Company	30,590,068.00	1.32%

Schedule of holdings in BHP Billiton plc As of 1 March 2002 Capital Guardian Trust Company
Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	2,154,900
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	890,200
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	6,888,088
BT Globenet Nominees Ltd. 1 Appold Street Broadgate London EC2A 2HE	394,900
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	2,856,100
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	326,116
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	275,000
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	2,165,300
Royal Bank of Scotland Regents House, 42 Islington High St London N1 8XL UK	23,600
State Street Bank & Trust Co.	26,900
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	17,900
ROY Nominees Limited 71N Queen Victoria Street London EC4V 4DE United Kingdom	21,000
Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	862,600
TOTAL	16,902,604

Schedule of holdings in BHP Billiton plc As of 1 March 2002 Capital International Limited
Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	517,600
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	2,011,751
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	6,392,156
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	55,400
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	7,356,700
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	419,000
Citibank London 11 Old Jewry London EC2R 8D8 UK	221,100
Morgan Guaranty 83 Pall Mall London SW1Y 5ES UK	536,400
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	4,457,728
State Street Bank & Trust Co.	1,621,114
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	50,000
Citibank	63,600
Citibank NA Toronto	225,600
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	939,100
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	747,500
Northern Trust AVFC South Africa	107,900
Bank One London	955,800
Clydesdale Bank plc	363,700
TOTAL	27,042,149

Schedule of holdings in BHP Billiton plc As of 1 March 2002 Capital International S.A.
Registered Name	Local Shares
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	436,300
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	4,542,300
Credit Suisse London Branch 24 Bishopsgate London EC2n4BQ UK	24,200
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	295,900
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	291,200
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	113,400
Morgan Stanley	124,600
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	2,741,600
National Westminster Bank	323,900
Vidacos Nominees Ltd. Citibank N.A. Lewisham House, 25 Molesworth St. London SE13 7EX	209,000
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	6,000
Citibank NA Toronto	69,000
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	901,100
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	176,000
TOTAL	10,254,500

Schedule of holdings in BHP Billiton plc As of 1 March 2002 Capital International, Inc.
Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	3,044,986
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	453,415
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	4,436,416
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	159,000
Citibank NA Toronto	37,500
TOTAL	8,131,317

Schedule of holdings in BHP Billiton plc As of 1 March 2002 Capital Research and Management Company
Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	2,743,700
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	27,846,368
TOTAL	30,590,068

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 600 Bourke Street Melbourne Victoria 3000 Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: 1-3 Strand London WC2N 5HA United Kingdom Telephone +44 20 7747 3800 Facsimile +44 20 7747 3900

The BHP Billiton Group is headquartered in Australia